

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 12, 2016

Miles D. White
Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

> **Re: Abbott Laboratories**
> **Registration Statement on Form S-4**
> **Filed June 13, 2016**
> **File No. 333-212002**

Dear Mr. White:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 12

Interests of St. Jude Medical's Directors and Executive Officers in the Mergers, page 18

1.   Please disclose the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates for both Abbott Laboratories and St. Jude Medical. Refer to Item 3(h) of Form S-4.

Risk Factors, page 36
In connection with the mergers, Abbott will incur or assume significant additional indebtedness…, page 41

2.   Please expand your risk factor to address how your indebtedness and liquidity will be further impacted upon closing of your pending acquisition of Alere Inc.

Proposal 1: The Mergers, page 48
Background of the Mergers, page 49

3.   Please revise this section to specifically identify the individuals you reference in this
        section. For example, please identify the "Representatives of St. Jude Medical's
        management team."

4.   Please provide us with copies of the materials that the financial advisor prepared and
        shared with the boards of directors in connection with this transaction, including any
        board books, transcripts and summaries of oral presentations made to the board. We may
        have additional comments after we review those materials.

St. Jude Medical Board of Directors' Recommendation and Reasons for the Mergers, page 53

5.   We note your statement indicating that the board of St. Jude Medical considered "the
        alternative to the merger agreement of remaining as an independent company, including
        the timing and likelihood of accomplishing performance goals associated with success as
        an independent company." Please revise your disclosure to explain briefly how this
        merger will improve the likelihood of accomplishing performance goals.

6.   We note your statement indicating that the board of St. Jude Medical considered the fact
        that "St. Jude Medical's strong positions in heart failure devices, atrial fibrillation and
        cardiac rhythm management complement Abbott's leading positions in coronary
        intervention and transcatheter mitral repair." Please revise your disclosure to explain
        how the acquisition of St. Jude Medical complements Abbott Laboratories' performance.

Opinion of St. Jude Medical's Financial Advisor, page 56
Overview, page 59

7.   We note your statement that Guggenheim relied upon the assessments of St. Jude
        Medical and Abbott's respective senior management as to matters relating to Abbott's
        pending acquisition of Alere Inc., including the expected timing and financial terms and
        implications thereof. We further note your disclosure that Guggenheim assumed that
        there would not be any developments with respect to that matter that would have an
        adverse effect on St. Jude Medical, Abbott, the mergers or contemplated benefits of the
        mergers. Please explain, here or elsewhere in the registration statement, as appropriate,
        the assessment of your senior management regarding the likelihood of the completion of
        the Alere transaction and the significance of that transaction to you.

St. Jude Medical Financial Analyses, page 63
Selected Public Companies Analysis, page 64 and page 68

8.   Please disclose whether all companies meeting the criteria Guggenheim Securities, LLC
        used to determine the ten companies used for each of the St. Jude Medical and Abbott

Selected Public Companies Analysis were analyzed. If any company satisfied the criteria but was excluded from the analysis, please identify the company and explain why it was excluded.

Summary of St. Jude Medical Financial Analyses, page 64

9.   Please remove the statement "for informational reference purposes only" from each of the charts on pages 64 and 68, as well as the footnote to the table on page 65, as it is inappropriate to disclaim responsibility for information in the registration statement.

Selected Precedent Transactions Analysis, page 66

10.   Please disclose whether all transactions satisfying the criteria Guggenheim Securities, LLC used to determine the six transactions used for the St. Jude Medical Selected Precedent Transactions Analysis were analyzed. If any transaction satisfied the criteria but was excluded from the analysis, please identify the transaction and explain why it was excluded.

Illustrative Discounted Cash Flow Analysis, page 69

11.   Please describe the meaning and significance of the term "Barra predicted equity beta" at your first reference.

Other Financial Reviews and Illustrative Analyses, page 70

12.   Please expand to disclose how these additional analyses were considered and how, based on the specific terms of the transaction, they support the conclusion that the consideration is fair to St. Jude Medical's shareholders.

Premiums Paid, page 70

13.   Please revise to disclose the 18 selected transactions in which Guggenheim reviewed the implied premiums paid. Include the acquirer, target and the premium paid, and compare it to the premium to be paid in the current transaction.

Certain St. Jude Medical Unaudited Financial Projections, page 73

14.   We note the tabular disclosure of prospective financial information on page 73 prepared by St. Jude Medical management and used by Guggenheim. Please expand your disclosure to explain the bases for and the nature of the material assumptions used in preparing these projections so that shareholders have the necessary information to understand and evaluate the disclosure describing the analyses performed by Guggenheim.

15.   Please expand to disclose all material financial projections that were provided by Abbott to Guggenheim. We note in particular, as disclosed on page 59, that Guggenheim relied on Abbott management's "estimated incremental financial impacts" and assumed that the impacts would be realized in the amounts and at the times projected. Please also disclose the basis and assumptions used to calculate the impacts.

Financing of the Mergers, page 75

16.   We note your statement that the obligation of the commitment parties to provide debt financing under the debt commitment letter is subject to a number of conditions, and there is a risk that these conditions will not be satisfied. Please expand your disclosure to briefly describe these conditions.

The Merger Agreement, page 79
Explanatory Note Regarding the Merger Agreement, page 79

17.   We note your disclosure that the representations and warranties contained in the merger agreement were "made only for purposes of the merger agreement," were made "solely for the benefit of the parties to the merger agreement," and that may "qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement." Because the description and the full merger agreement now appear in a disclosure document, please confirm that you have no additional information that would call into question the accuracy of the information contained in your disclosure.

Material U.S. Federal Income Tax Consequences, page 179

18.   Please revise the disclosure to clearly state that the disclosure in this section constitutes the opinion of counsel.

19.   We note your statement on page 180 that the disclosure assumes the mergers, taken together, will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. Please revise the disclosure so that it does not assume the legal conclusion underlying the opinion. If you are unable to provide unequivocal disclosure regarding the tax treatment of the mergers, you should disclose why, describing the degree of uncertainty and providing risk factor disclosure.

Consequences to U.S. holders, page 180

20.   Please revise to state what the tax consequences to shareholders will be, not what they "generally" will be.

Annexes
Annex A: Agreement and Plan of Merger

21.   Please include in the Agreement and Plan of Merger included as Annex A a list briefly identifying the contents of all omitted schedules. Please also file an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. Refer to Item 601(b)(2) of Regulation S-K.

Exhibits
Exhibit 5.1

22.   Please provide an explanation of why the qualifications in the fifth paragraph are necessary and appropriate. For guidance, please refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

23.   We note the statement that counsel is members of the bar of the State of New York and that the opinion is being provided under Illinois law. Please submit a revised opinion that eliminates the implication that counsel is not qualified to opine on Illinois law. For guidance, please refer to Section II.B.3.b of Staff Legal Bulletin No. 19.

Exhibits 8.1 and 8.2

24.   In the second paragraph of each opinion, counsel states that the discussion of the tax consequences in the prospectus "is accurate in all material respects." Please ask counsel to revise its opinion to state clearly that the disclosure in such section is counsel's opinion. See Section III.B.2 of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Gershon at (202) 551-6598 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: David K. Lam, Esq.